Exhibit 99.6

Phone: +32 (0)2 778 01 00 www.bdo.be	The Corporate Village Da Vincilaan 9, Box E.6 Elsinore Building B-1930 Zaventem

GALAPAGOS NV

Statutory auditor’s report

to the general meeting

for the year ended 31 December 2023

Free translation

BDO Bedrijfsrevisoren BV / BTW BE 0431.088.289 / RPR Brussel

BDO Réviseurs d’Entreprises SRL / TVA BE 0431.088.289 / RPM Bruxelles

BDO Bedrijfsrevisoren - BDO Réviseurs d’Entreprises BV/SRL, a company under Belgian law in the form of a private limited liability company, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

Phone: +32 (0)2 778 01 00 www.bdo.be	The Corporate Village Da Vincilaan 9, Box E.6 Elsinore Building B-1930 Zaventem

Free translation

STATUTORY AUDITOR’S REPORT TO THE GENERAL MEETING OF GALAPAGOS NV FOR THE YEAR ENDED 31 DECEMBER 2023

In the context of the statutory audit of the annual accounts of Galapagos NV (“the Company”), we hereby present our statutory auditor’s report. It includes our report of the annual accounts and the other legal and regulatory requirements. This report is an integrated whole and is indivisible.

We have been appointed as statutory auditor by the general meeting of 25 April 2023, following the proposal formulated by the administrative body issued upon recommendation of the Audit Committee and upon presentation by the works’ council. Our statutory auditor’s mandate expires on the date of the general meeting deliberating on the annual accounts closed on 31 December 2025. This is the first year of our statutory audit of the Company’s annual accounts.

REPORT ON THE ANNUAL ACCOUNTS

Unqualified opinion

We have audited the annual accounts of the Company, which comprise the balance sheet as at 31 December 2023, the profit and loss account for the year then ended and the notes to the annual accounts, characterised by a balance sheet total of 4.301.261.099 EUR and a profit and loss account showing a profit for the year of 271.292.107 EUR.

In our opinion, the annual accounts give a true and fair view of the Company’s net equity and financial position as at 31 December 2023, as well as of its results for the year then ended, in accordance with the financial reporting framework applicable in Belgium.

Basis for unqualified opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs) as applicable in Belgium. Our responsibilities under those standards are further described in the ‘Statutory auditor’s responsibilities for the audit of the annual accounts’ section in this report. We have complied with all the ethical requirements that are relevant to the audit of annual accounts in Belgium, including those concerning independence.

We have obtained from the administrative body and the officials of the Company the explanations and information necessary for performing our audit.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

BDO Bedrijfsrevisoren BV / BTW BE 0431.088.289 / RPR Brussel

BDO Réviseurs d’Entreprises SRL / TVA BE 0431.088.289 / RPM Bruxelles

BDO Bedrijfsrevisoren - BDO Réviseurs d’Entreprises BV/SRL, a company under Belgian law in the form of a private limited liability company, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the annual accounts of the current year. These matters were addressed in the context of our audit of the annual accounts as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Determination of the percentage of completion used for revenue recognition related to the filgotinib performance obligation under the license and collaboration agreement with Gilead

Critical Audit Matter Description

The Company recognized collaboration revenues of 348,7 million EUR in 2023 from upfront payments related to the filgotinib performance obligation under the license and collaboration agreement with Gilead (the “agreement”). The Company recognized revenue using the cost-to-cost input method, which management believes best depicts the transfer of control to the customer. The extent of progress towards completion is measured based on the ratio of actual costs incurred to date, to the total estimated costs expected upon satisfying the filgotinib performance obligation.

Significant management judgment is required in determining the total estimated costs still to incur and the period over which the Company is expected to complete its performance obligation, impacting the revenue recognition. This significant estimate is the principal consideration for our conclusion that procedures relating to the determination of the estimated costs to complete the performance obligation, impacting the revenue recognition for the filgotinib performance obligation, is a critical audit matter. This increased level of judgment by management led to a high degree of auditor judgment, complexity, and effort in performing procedures and in evaluating audit evidence related to management’s assumptions of the estimation of total costs to complete.

The disclosure related to the revenue recognition are included in VOL-kap 6.19 of the annual accounts.

How the Critical Audit Matter Was Addressed in the Audit

The primary procedures we performed to address this critical audit matter included:

•	Testing the design and operating effectiveness of controls over management’s assessment on determining the estimate of total costs to complete the performance obligation, which included evaluating the reasonableness of significant assumptions related to the estimate;

•	Testing the accuracy and completeness of actual costs incurred to date based on a sample;

•	Evaluating management’s ability to reasonably estimate the costs to complete the performance obligation, including:

•	Evaluating the appropriateness of changes made during the period to management’s estimates of total costs to complete;

•	Performing a comparison of management’s prior period cost estimates to actual costs incurred and approved;

•	Evaluating the period over which management is expecting the Company to complete its performance obligation;

•	Comparing certain costs to third-party supporting evidence;

GALAPAGOS NV: Statutory auditor’s report to the general meeting of the company on the annual accounts for the year ended 31 December 2023	3.

•	Considering the impact of any subsequent events on management’s assumptions.

Responsibilities of administrative body for the drafting of the annual accounts

The administrative body is responsible for the preparation of annual accounts that give a true and fair view in accordance with the financial reporting framework applicable in Belgium, and for such internal control as the administrative body determines is necessary to enable the preparation of annual accounts that are free from material misstatement, whether due to fraud or error.

In preparing the annual accounts, the administrative body is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the administrative body either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Statutory auditor’s responsibilities for the audit of the annual accounts

Our objectives are to obtain reasonable assurance about whether the annual accounts as a whole are free from material misstatement, whether due to fraud or error, and to issue a statutory auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these annual accounts.

When executing our audit, we respect the legal, regulatory and normative framework applicable for the audit of annual accounts in Belgium. However, a statutory audit does not guarantee the future viability of the Company, neither the efficiency and effectiveness of the management of the Company by the administrative body. Our responsibilities with respect to the administrative body’s use of the going concern basis of accounting are described below.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the annual accounts, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control;

GALAPAGOS NV: Statutory auditor’s report to the general meeting of the company on the annual accounts for the year ended 31 December 2023	4.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the administrative body;

•	Conclude on the appropriateness of the administrative body’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our statutory auditor’s report to the related disclosures in the annual accounts or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our statutory auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern;

•	Evaluate the overall presentation, structure and content of the annual accounts and whether the annual accounts represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identified during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and, where applicable, related safeguards.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current year, and are therefore the key audit matters. We describe these matters in our statutory auditor’s report, unless law or regulation precludes public disclosure about the matter.

OTHER LEGAL AND REGULATORY REQUIREMENTS

Responsibilities of the administrative body

The administrative body is responsible for the preparation and the content of the director’s report the statement of non-financial information included in the director’s report and of the other information included in the annual report, for the documents to be deposited in accordance with the legal and regulatory requirements, as well as for the compliance with the legal and regulatory requirements regarding bookkeeping, with the Code of companies and associations and with the Company’s by-laws.

Responsibilities of the statutory auditor

In the context of our mission and in accordance with the Belgian standard (version revised 2020) which is complementary to the International Standards on Auditing (ISAs) as applicable in Belgium, it is our responsibility to verify, in all material aspects, the director’s report the statement of non-financial information attached to the director’s report and the other information included in the annual report, certain documents to be deposited in accordance with the legal and regulatory requirements, and compliance with certain provisions of the Code of companies and associations and of the Company’s by-laws, as well as to report on these elements.

GALAPAGOS NV: Statutory auditor’s report to the general meeting of the company on the annual accounts for the year ended 31 December 2023	5.

Aspects related to the director’s report and to the other information included in the annual report

In our opinion, after having performed specific procedures in relation to the director’s report, the director’s report is consistent with the annual accounts for the same financial year, and it is prepared in accordance with articles 3:5 and 3:6 of the Code of companies and associations.

In the context of our audit of the annual accounts, we are also responsible for considering, in particular based on the knowledge we have obtained during the audit, whether the director’s report and the other information included in the annual report contain a material misstatement, i.e. information which is inadequately disclosed or otherwise misleading. Based on the procedures we have performed, there are no material misstatements we have to report to you.

The non-financial information, as required by article 3:6, §4 of the Code of companies and associations, has been included in a separate report, which is part of section related to sustainability of the annual report. This report of non-financial information contains the information required by article 3:6, §4 of the Code of companies and associations and is in accordance with the annual accounts for the same financial year. In preparing this non-financial information, the Company has based itself on the United Nations’ Sustainable Development Goals (SDG’s). In accordance with article 3:75, §1, first paragraph, 6° of the Code of companies and associations, we do not express an opinion on the question whether this non-financial information has been prepared in accordance with the information stated in the director’s report in accordance with the SDG’s.

Statement related to the social balance sheet

The social balance sheet, to be deposited at the National Bank of Belgium in accordance with article 3:12, §1, 8° of the Code of companies and associations, includes, both in terms of form and content, the information required by the said Code, including that relating to information on wages and training and does not present any material inconsistencies with the information that we have at our disposition during the performance of our mission.

Statement related to independence

•	Our audit firm and our network did not provide services which are incompatible with the statutory audit of annual accounts and our audit firm remained independent of the Company during the terms of our mandate.

•	The fees related to additional services which are compatible with the statutory audit of annual accounts as referred to in article 3:65 of the Code of companies and associations, were duly itemised and valued in the notes to the annual accounts.

Other statements

•	Without prejudice to certain formal aspects of minor importance, the accounting records are maintained in accordance with the legal and regulatory requirements applicable in Belgium.

GALAPAGOS NV: Statutory auditor’s report to the general meeting of the company on the annual accounts for the year ended 31 December 2023	6.

•	The appropriation of results proposed to the general meeting complies with the legal provisions and the Company’s by-laws.

•	We do not have to report to you any transactions undertaken or decisions taken in breach of the by-laws or the Code of companies and associations.

•	This report is in compliance with the contents of our additional report to the Audit Committee as referred to in article 11 of regulation (EU) No 537/2014.

•	We have assessed the pecuniary consequences for the Company of the decisions related to the conflict of interests as described in the conclusions of the administrative body and having nothing to report to you.

Zaventem, 28 March 2024

/s/ BDO Bedrijfsrevisoren BV

Statutory auditor

Represented by Ellen Lombaerts*

Auditor

*Acting for a company

GALAPAGOS NV: Statutory auditor’s report to the general meeting of the company on the annual accounts for the year ended 31 December 2023	7.